[redacted]

10026478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC
120

SEC FILE NUMBER
8-51489

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 09 (MM/DD/YY) AND ENDING 12 / 31 / 09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vision Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6111 North River Road, 8th Floor
(No. and Street)

Rosemont	**Illinois**	**60018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin R. Osborn — **847-653-0400**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

1 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

3/1

OATH OR AFFIRMATION

I, **Kevin Osborn**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Vision Investment Services, Inc.**, as of **December 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
EVELYN M WACHAL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 07/17/11

Kevin R. Osborn
Signature

VP, CCO
Title

Evelyn M. Wachal
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Operations.
- ☐ (d) Consolidated Statement of Cash Flows.
- ☐ (e) Consolidated Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Vision Investment Services, Inc. and Subsidiaries
Rosemont, Illinois

We have audited the accompanying consolidated statement of financial condition of Vision Investment Services, Inc. and Subsidiaries (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Vision Investment Services, Inc. and Subsidiaries as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 24, 2010

Vision Investment Services, Inc. and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	787,859
Deposit with clearing broker-dealer		100,000
Receivable from clearing broker-dealer		947,296
Commissions receivable		356,678
Furniture and equipment, at cost, net of accumulated depreciation of $162,480		22,046
Other assets		104,106
Total assets	$	2,317,985
Liabilities and Stockholder's Equity		
Accounts payable, accrued expenses and other liabilities	$	363,374
Income taxes payable to Parent		194,467
Commissions payable		79,808
Total liabilities		637,649
Commitments and contingent liabilities		
Stockholder's Equity		
Common stock, $10 par value; authorized 10,000 shares; issued and outstanding 100 shares		1,000
Additional paid-in capital		1,377,844
Retained earnings		301,492
Total stockholder's equity		1,680,336
Total liabilities and stockholder's equity	$	2,317,985

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1. Nature of Operations and Significant Accounting Policies

Vision Investment Services, Inc. and Subsidiaries (collectively, the Company) is a wholly owned indirect subsidiary of MB Financial, Inc. (the Parent).

Vision Investment Services, Inc., a registered broker-dealer in securities under the Securities Exchange Act of 1934, is an introducing broker-dealer in the purchase and sale of securities. Vision Investment Services, Inc. clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Vision Investment Services, Inc. and its wholly owned subsidiary, Vision Insurance Services, Inc., are both insurance entities that sell annuities and insurance policies. Vision Asset Management, Inc., Vision Investment Services, Inc.'s other wholly owned subsidiary, was a registered investment advisor under the Investment Advisors Act of 1940 and ceased operations as of November 2, 2009.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification* ™, sometimes referred to as the codification or ASC. The Codification is effective for periods ending on or after September 15, 2009.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are reported in the consolidated statement of financial condition at fair value, or at carrying amounts that approximate fair value.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Basis of consolidation: The Company's consolidated financial statements include all accounts of Vision Investment Services, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue recognition: The Company's primary sources of revenues are commissions generated by commissioned sales representatives located at several financial institutions (the Parent's offices, as well as a third party bank). Commissions earned on the sale of securities and insurance products are split with the sales representatives and participating financial institutions. Commissions and related brokerage commission expense are recorded on a trade date basis as securities and insurance product transactions occur.

Note 1. Nature of Organization and Significant Accounting Policies (Continued)

Furniture and equipment: Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line basis using estimated useful lives of the related assets. The useful lives of all furniture and equipment range from 2 to 7 years.

Income taxes: The Company is included in the consolidated federal and state income tax returns filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences.

Temporary differences are the differences between reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the change in tax laws and rates as of the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority.

Stock-based compensation: The Company accounts for its equity awards in accordance with FASB ASC 718, *Compensation-Stock Compensation*. FASB ASC 718 requires public companies to recognize compensation expense related to stock-based equity awards in their income statements. The Company participates in the Parent's Omnibus Incentive Plan.

Recently adopted accounting pronouncements: FASB ASC 855, *Subsequent Events*, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The provisions of FASB ASC 855 were effective for interim and annual periods ending after June 15, 2009. The adoption of FASB ASC 855 did not have a material impact on the Company's financial position.

FASB ASC 810, *Consolidation*, was issued to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. FASB ASC 810 clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, FASB ASC 810 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. The provisions of FASB ASC 810 were effective for the Company on January 1, 2009. The adoption of FASB ASC 810 did not have a material impact on the Company's financial position.

Note 2. Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3: Inputs are unobservable for the investment and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Receivable from clearing broker-dealer				
Money market fund	$ 947,296	$ 947,296	$ -	$ -

Note 3. Related Party Transactions and Income Taxes

The Company maintains operating cash accounts at the Parent. At December 31, 2009, the Company had $787,859 in these accounts. In addition, the Company's payroll and benefits are processed bi-weekly through the Parent's payroll service provider. The Company remits payment directly to the payroll service provider for its payroll.

At December 31, 2009, there was a net tax payable to the Parent of $194,467 included in income taxes payable to Parent on the consolidated statement of financial condition.

Note 3. Related Party Transactions and Income Taxes (Continued)

The Company's tax returns for the years ended December 31, 2009, 2008 and 2006 remain open to examination by the Internal Revenue Service (IRS) in their entirety. The year ended December 31, 2007 was examined by the IRS and all matters are closed. They also remain open with respect to various state taxing jurisdictions for the year ended December 31, 2002 and all subsequent years. For the year ended December 31, 2009, the Company has no uncertain tax positions, and accordingly, has not recorded a liability for the payment of interest or penalties.

Note 4. Deposit with Clearing Broker and Receivable from Broker-Dealer

The Company has a clearing agreement with Pershing LLC (Pershing). Under this agreement, Pershing provides the Company with certain back-office support and clearing services on all principal exchanges. The Company maintains a cash deposit with Pershing of $100,000, which is included with deposit with clearing broker-dealer in the consolidated statement of financial condition. The Company also maintains cash and cash equivalents including two money market funds with Pershing. These accounts had an aggregate balance of $947,296 at December 31, 2009 and are reflected in receivable from clearing broker-dealer on the consolidated statement of financial condition.

Note 5. Benefit Plans

The Company participates in the Parent's 401(k) retirement plan and its medical health insurance plan that covers substantially all employees. Voluntary contributions by participants are permitted, subject to certain statutory limitations. The Company makes matching contributions up to a maximum of 3.5 percent of the participants' contributions. The Company may also make discretionary contributions. The 2009 401(k) plan contribution accrual was $101,386, which is included in accounts payable, accrued expenses and other liabilities in the consolidated statement of financial condition. Annual Company contributions are made in the first quarter of the subsequent year.

Note 6. Commitments, Contingencies and Indemnifications

The Company rents its office space from its Parent on a month-to-month basis.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 7. Off-Balance Sheet Risk and Concentration of Credit Risk

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

Note 7. Off-Balance Sheet Risk and Concentration of Credit Risk (Continued)

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts with its Parent. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company had cash at December 31, 2009 that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing broker.

Note 8. Stock-Based Compensation

The Company participates in the Parent's Omnibus Incentive Plan (the Omnibus Plan) which was established in 1997 and was subsequently modified. The Omnibus Plan as modified reserves 6,000,000 shares of common stock for issuance to select employees of the Parent or any of its subsidiaries. Grants under the Omnibus Plan can be in the form of options intended to be incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, other stock-based awards and cash awards. The Organization & Compensation Committee, appointed by the Board of Directors of the Parent, administers the Omnibus Plan.

There were 7,725 outstanding options under the Omnibus Plan related to the Company as of December 31, 2009. All of the outstanding options vest after a period of four years from their grant date. There were no stock appreciation rights outstanding as of December 31, 2009. There were 1,873 shares of restricted stock outstanding under the Omnibus Plan related to the Company at December 31, 2009. The restricted shares vest over a one to three year period.

Note 9. Stock-Based Compensation (Continued)

The following table provides information about options outstanding for the year ended December 31, 2009:

	Shares		Weighted Average Exercise Price
Outstanding at beginning of year	6,725	$	30.07
Granted	1,000		12.09
Exercised	-		-
Forfeited	-		-
Outstanding at end of year	7,725	$	27.74
Exercisable at end of year	339	$	42.70
Weighted average fair value per option of options granted during the year	$ 4.14		

The following table provides information about restricted stock outstanding for the year ended December 31, 2009:

	Number of Shares		Weighted Average Grant Date Fair Value
Shares outstanding at December 31, 2008	903	$	27.81
Granted	1,075		12.09
Vested	(105)		35.77
Forfeited	-		-
Shares outstanding at December 31, 2009	1,873	$	18.34

Note 9. Net Capital Requirements

Vision Investment Services, Inc. is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $702,263, which was $652,263 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.87 to 1.

Note 10. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 24, 2010, the date the financial statements were issued.

McGladrey & Pullen
Certified Public Accountants

Independent Accountant's Report On Applying Agreed-Upon Procedures

To the Board of Directors
Vision Investment Services, Inc. and Subsidiaries
6111 North River Road
Rosemont, Illinois 60018

Attention: Kimberly Scalzitti, CEO and President

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Vision Investment Services, Inc. and Subsidiaries (collectively, the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences;

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

February 24, 2010
Chicago, Illinois

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051489 FINRA DEC
VISION INVESTMENT SERVICES INC 14*14
6111 N RIVER RD STE 850
ROSEMONT IL 60018-5108

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,457.17

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (351.47)

11/17/09
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 1,105.70

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,105.70

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,105.70

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VISION INVESTMENT SERVICES, INC
(Name of Corporation, Partnership or other organization)

Kevin R. Oslom
(Authorized Signature)

Dated the 4TH day of FEBRUARY, 20 10.

VP, CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending DECEMBER 31, 2009 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,528,891.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,946,021.01
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	→
Total deductions	2,946,021.01
2d. SIPC Net Operating Revenues	$ 582,869.99
2e. General Assessment @ .0025	$ 1,457.17 (to page 1 but not less than $150 minimum)

Vision Investment Services, Inc. and Subsidiaries
(A Subsidiary of MB Financial, Inc.)

Financial Report
December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.